UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS PURSUANT TO RULES 13d-1(b), (c)

AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

BioCardia, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

09060U101

(CUSIP Number)

December 21, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G CUSIP No. 09060U101	PAGE 2 of 6

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OPKO Health, Inc. 75-2402409
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5) SOLE VOTING POWER: 24,252,769 shares of Common Stock
(6) SHARED VOTING POWER: 0
(7) SOLE DISPOSITIVE POWER: 24,252,769 shares of Common Stock
(8) SHARED DISPOSITIVE POWER: 0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 24,252,769 shares of Common Stock
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 5.3%
(12)	TYPE OF REPORTING PERSON: CO

Schedule 13G CUSIP No. 09060U101	PAGE 3 of 6

ITEM 1(a). NAME OF ISSUER:

BioCardia, Inc.

ITEM 1(b). ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

125 Shoreway Road, Suite B, San Carlos, CA 9407

ITEMS 2(a), 2(b) and 2(c). NAME OF PERSON FILING, ADDRESS OF PRINCIPAL BUSINESS OFFICE AND CITIZENSHIP:

(a)	Name of Person filing: OPKO Health, Inc.

(b)	Address of Principal Business Office: 4400 Biscayne Blvd., Miami, FL 33137

(c)	Citizenship: Delaware

ITEM 2(d). TITLE OF CLASS OF SECURITIES: Common Stock, $0.001 par value

ITEM 2(e). CUSIP NUMBER: 09060U101

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940: see Rule 13d-1(b)(1)(ii)(E);

(f)	☐	Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F);

(g)	☐	Parent Holding Company, in accordance with Rule 13d- 1(b(ii)(G);

(h)	☐	Savings Associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Schedule 13G CUSIP No. 09060U101	PAGE 4 of 6

ITEM 4. OWNERSHIP.

(a) Amount beneficially owned:

24,252,769 shares of Common Stock

(b) Percent of class: 5.3%

(c) Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

24,252,769 shares of Common Stock

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of:

24,252,769 shares of Common Stock

(iv)	shared power to dispose or to direct the disposition of: 0

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON: N/A

Schedule 13G CUSIP No. 09060U101	PAGE 5 of 6

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: N/A

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: N/A

ITEM 9. NOTICE OF DISSOLUTION OF GROUP: N/A

ITEM 10. CERTIFICATION. (if filing pursuant to Rule 13d-1(c))

The Reporting Person hereby makes the following certification:

By signing below the Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and not held in connection with or as a participant in any transaction having that purpose or effect.

Schedule 13G CUSIP No. 09060U101	PAGE 6 of 6

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: January 3, 2017	/s/ Kate Inman
OPKO Health, Inc.
By: Kate Inman, General Counsel, Secretary